Your **Vote** Counts!

CINTAS CORPORATION

2025 Annual Meeting
Vote by October 27, 2025 11:59 PM ET. For shares held in a Plan, vote by October 23, 2025 11:59 PM ET.




READY FOR THE WORKDAY®

CINTAS CORPORATION
6800 CINTAS BOULEVARD
P.O. BOX 625737
CINCINNATI, OH 45262-5737
ATTN: LEISHA SMITH

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You invested in CINTAS CORPORATION and it's time to vote!
You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on October 28, 2025.**

Get informed before you vote
View the Notice of Annual Meeting, the Proxy Statement and the Company's 2025 Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to October 14, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

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Smartphone users
Point your camera here and vote without entering a control number



Vote Virtually at the Meeting*
October 28, 2025
11:30 A.M. (Eastern Daylight Time)

Virtually at:
www.virtualshareholdermeeting.com/CTAS2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Melanie W. Barstad	✔ For
1b. Beverly K. Carmichael	✔ For
1c. Karen L. Carnahan	✔ For
1d. Robert E. Coletti	✔ For
1e. Scott D. Farmer	✔ For
1f. Martin Mucci	✔ For
1g. Joseph Scaminace	✔ For
1h. Todd M. Schneider	✔ For
1i. Ronald W. Tysoe	✔ For
2. To approve, on an advisory basis, named executive officer compensation.	✔ For
3. To ratify Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026.	✔ For
4. A shareholder proposal regarding support for shareholder ability to call for a special shareholder meeting.	✘ Against
NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.	

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